Exhibit 10.11

[EDS letterhead]

Personal and Confidential

December 30, 2003

Mr. Charles S. Feld

[address]

Dear Charlie:

I am extremely pleased to extend to you this offer to join EDS. You will report to The Office of the CEO and work on special projects related to the transformation of EDS. However, contingent on the transaction between EDS and The Feld Group closing prior to January 31, 2004, you will assume the role as Executive Vice President, Portfolio Management. Upon such change in your role, you will be appointed as an executive officer of the company. I believe this position is a unique opportunity for you to contribute significantly to EDS’ future. I am confident you will be a valuable member of our executive team.

Following is a summary of the compensation package we have developed for you. Based on our conversations, your start date is expected to be December 30, 2003. If you accept this offer, your employment with The Feld Group will cease and you will become an employee of EDS on December 30, 2003. Should the transaction between EDS and The Feld Group not close prior to January 31, 2004, your employment with EDS shall terminate immediately, any restricted stock granted to you shall be forfeited and EDS shall have no other severance and or separation obligations pursuant to the terms of this offer.

Total Cash Compensation

Your initial annual base salary will be $650,000 and is payable in twenty-four semimonthly payments. We review executive base salary levels annually and you will be eligible for an increase in January 2005.

In addition to your annual base salary, you will be eligible to participate in EDS’ annual corporate bonus plan. Your 2004 annual bonus target will be 70% of your base salary (i.e., $455,000). Actual incentive awards are based on individual and EDS’ financial performance, however for 2004, we will guarantee you a minimum payment of at least $455,000, less applicable withholding, payable in the first quarter of 2005.

You will also receive a special retention bonus payment in the aggregate amount of $709,236.85, to be paid out over a period of time and under the terms and conditions as outlined in Exhibit A which is attached.

Additionally, on January 9, 2004 we will grant to you 23,000 EDS restricted stock units, which will vest evenly over three (3) years (1/3 per year), with the vesting to commence

Mr. Charles S. Feld

December 30, 2003

on July 1, 2004. The exact terms of this restricted stock unit award will be established on the grant date.

Annual Long-term Incentive Compensation Grants

EDS currently delivers annual long-term incentive compensation to its executives primarily through the granting of nonqualified stock option awards. Annual stock option grants are typically made in the first quarter of a calendar year and are based on a combination of individual performance and the market level of long-term incentive compensation for the particular executive position.

On or about March 24, 2004, we will grant to you 100,000 options to purchase shares of EDS Common Stock. This stock option award will be granted at the fair market value (the average of the high and low trade price of EDS stock) on the grant date. The exact terms of this award will be established by our Board of Directors in February. However, we expect this award will vest 100% in four (4) years, where half of the grant could vest after twelve months and the other half after twenty-four months if EDS’ stock price increases over the grant price by 30% and 50% respectively. Your next opportunity for a long-term incentive compensation award will be in the first quarter of 2005.

This stock option award will be issued pursuant to the terms and conditions of the applicable EDS stock plan, the individual stock option award and equity related agreements. I have enclosed for your reference copies of such documents.

Employee/Executive Benefits and Perquisites

In addition to the standard health, welfare, retirement and 401(k) benefits available to all EDS employees, you will be eligible to participate in the EDP and Supplemental Executive Retirement Plan (SERP).

The EDP allows you to defer up to 50% of your base salary and 100% of your cash bonus. Cash deferrals can be “invested” notionally into either an interest only account or an EDS common stock equivalent account. EDS makes a 25% match on up to 15% of your base salary and 25% of your bonus if your deferrals are invested in EDS common stock. EDS also provides a 401(k) make-up matching contribution to compensate for IRS-imposed limitations on eligible compensation. Both EDS matching contributions are effective on December 31 each year and are in the form of EDS common stock units within the EDP.

The SERP provides a retirement income benefit over and above what is provided in the company’s qualified retirement plan and non-qualified restoration plan. The SERP benefit formula is based on final average earnings (base salary plus bonus) during a five-year period prior to your retirement as outlined in the plan document. Under the provisions of the SERP, a participant is vested in the plan when attaining age 55 and 70 points (points equal age plus service).

You are also eligible for reimbursement under our Executive Financial Counseling Program. This benefit provides reimbursement up to $13,000 in year one and $7,500

Mr. Charles S. Feld

December 30, 2003

annually thereafter for financial and estate planning. It also provides you with unlimited reimbursement for your individual income tax return preparation. You will also be eligible for benefits under our annual Executive Physical Examination Plan.

In addition to the above, you will also receive a Change of Control Agreement (a copy of which will be provided under separate cover). In addition to other benefits, if triggered, the Change of Control Agreement will provide a cash separation payment, accelerated long-term incentive compensation vesting and excise tax gross-up.

As it relates to transitioning your employment to EDS, the following will apply to you:

•	EDS will recognize your service date with The Feld Group for vesting, participation and future benefit accruals in any EDS “employee benefit plan”.

•	You will be given maximum benefit dollars to purchase EDS benefits regardless of your service date.

•	EDS will recognize year-to-date deductibles from The Feld Group toward satisfying EDS’ deductibles, where applicable.

•	The first year dental maximum of $500 is waived. The annual maximum will be based on the dental plan option you choose.

•	The EDS supplemental life insurance coverage (Group Universal Life) will accept more than 3 times annual salary coverage without proof of good health, if your coverage was higher with The Feld Group plans and documentation can be provided.

You will also be eligible for four (4) weeks of vacation per calendar year starting in 2004. These employee benefits and any other EDS benefit programs that you may be eligible to participate in are subject to review and modification from time to time.

In order to receive the compensation and equity grants described above, you must be employed by EDS at the time awards are made. This offer of employment is contingent on your execution of the required EDS employment forms and execution of the EDS Code of Business Conduct. All of these are standard EDS employment practices. These documents are enclosed for your review.

Along those same lines, the EDS Code of Business Conduct requires all employees to honor any agreements they may have with prior employers, including obligations regarding competition and/or the disclosure or use of proprietary information. Accordingly, and as is our customary practice for senior level executives, EDS’ offer of employment is contingent upon our reviewing and confirming that you are not a party to any agreement(s) that would preclude and/or inappropriately interfere with your discharging your proposed duties or responsibilities for EDS.

Mr. Charles S. Feld

December 30, 2003

If the terms in this letter are agreeable to you, please sign below and return it to Mike Paolucci in the enclosed envelope. Please contact me or Mike Paolucci if you have any questions or need additional information about this offer.

We are very pleased about the prospect of you joining EDS. We have an exciting future ahead of us and look forward to you becoming part of our winning team.

Sincerely,

/S/ MICHAEL H. JORDAN

Michael H. Jordan Chief Executive Officer

Enclosures

cc:	Michael E. Paolucci

I ACCEPT THE TERMS OF EMPLOYMENT OUTLINED IN THIS LETTER.

/S/ CHARLES S. FELD	12-30-03

Charlie Feld	Date

EXHIBIT A

Retention Bonus Payment

Retention Bonus Payment. Subject to the following, EDS will pay Charles S. Feld (“Employee”) a cash bonus up to the aggregate amount of $709,236.85 (the “Bonus Amount”) to be paid as follows:

(a) one-third of the Bonus Amount shall be paid to Employee as soon as administratively practicable after the later to occur of (1) Employee’s continued employment until the one-year anniversary of Employee’s date of hire by EDS and (2) the first date after such one-year anniversary on which the closing sales price of EDS Common Stock on the New York Stock Exchange (the “Trading Price”) exceeds $25.7463 1;

(b) one-third of the Bonus Amount shall be paid to Employee as soon as administratively practicable after the later to occur of (1) Employee’s continued employment until the two-year anniversary of Employee’s date of hire by EDS and (2) the first date after such two-year anniversary on which the Trading Price exceeds $27.0396 2;

(c) one-third of the Bonus Amount shall be paid to Employee as soon as administratively practicable after the later to occur of (1) Employee’s continued employment until the three-year anniversary of Employee’s date of hire by EDS and (2) the first date after such three-year anniversary on which the Trading Price exceeds $28.3808 3.

The Employee must be continuously employed by EDS at the time of payment in order to be eligible to receive any Retention Bonus Payment as outlined above. Notwithstanding the foregoing, if Employee is terminated by the Company without Cause (as defined in the Nonqualified Stock Option Agreement by and between EDS and Employee), by Employee for Good Reason (as defined in the aforementioned Option Agreement) or by reason of Employee’s death or Total Disability (as defined in the aforementioned Option Agreement), then the Employee need not be continuously employed by EDS in order to be eligible to receive the Retention Bonus Payment after the other conditions outlined in paragraphs (a), (b) and (c) have been met.

[1]	Such amount to be 7.5% greater than the “fair market value” of the Option Shares on the day before Closing (as appropriately adjusted to reflect stock dividends, stock splits, combinations, recapitalizations or the like).

[2]	Such amount to be 12.9% greater than the “fair market value” of the Option Shares on the day before Closing (as appropriately adjusted to reflect stock dividends, stock splits, combinations, recapitalizations or the like).

[3]	Such amount to be 18.5% greater than the “fair market value” of the Option Shares on the day before Closing (as appropriately adjusted to reflect stock dividends, stock splits, combinations, recapitalizations or the like).